SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,695,560 Net interest income 1,818,303 Loans and accounts receivables from customers and banks, net 40,109,498 Net fee and commission income 547,066 Loans and accounts receivables from customers at fair value, net 74,903 Result from financial operations 247,328 Financial instruments 8,192,817 Total operating income 2,612,697 Financial derivative contracts 13,153,397 Provision for loan losses (525,831) Other asset ítems 4,232,757 Support expenses (906,685) Total assets 68,458,932 Other results (105,861) Income before tax 1,074,320 Principal liabilities MCh$ Income tax expense (209,811) Deposits and other demand liabilities 14,260,609 Net income for the period 864,509 Time deposits and other time liabilities 17,098,625 Issued debt and regulatory capital instruments 10,737,355 Attributable to: Financial derivative contracts 13,053,417 Equity holders of the Bank 857,623 Other liabilities ítems 8,912,092 Non-controlling interest 6,886 Total equity 4,396,834 Total liabilities and Equity 68,458,932 Equity attributable to: Equity holders of the Bank 4,292,440 Non-controlling interest 104,394 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of December 31, 2024 The principal balances and results accumulated for the period ending December 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Diciembre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Diciembre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.695.560
Créditos y cuentas por cobrar a clientes y bancos	40.109.498
Créditos y cuentas por cobrar a clientes a valor razonable	74.903
Instrumentos financieros	8.192.817
Contratos de derivados financieros	13.153.397
Otros rubros del activo	4.232.757
Total Activos	**68.458.932**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.260.609
Depósitos y otras captaciones a plazo	17.098.625
Instrumentos de deuda y capital regulatorio emitidos	10.737.355
Contratos de derivados financieros	13.053.417
Otros rubros del pasivo	8.912.092
Total patrimonio	4.396.834
Total Pasivos y Patrimonio	**68.458.932**
	14.260.609
Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.292.440
Interés no controlador	104.394

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.818.303
Ingresos netos de comisiones	547.066
Resultado de operaciones financieras	247.328
Total ingresos operacionales	**2.612.697**
Gasto de pérdidas crediticias	(525.831)
Gastos de apoyo	(906.685)
Otros resultados	(105.861)
Resultado antes de impuesto	**1.074.320**
Impuesto a la renta	(209.811)
Utilidad consolidada del periodo	**864.509**
Resultado atribuible a:	
Tenedores patrimoniales del Banco	857.623
Interés no controlador	6.886

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?